

Mail Stop 3030

April 15, 2009

Via Facsimile and U.S. Mail

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

>   **Re: Pericom Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year Ended June 28, 2008**
>   **Filed September 11, 2008**
>   **Form 10-Q for the Quarter Ended December 27, 2008**
>   **File No. 000-27026**

Dear Ms. Chen:

     We have reviewed your filings and your response letter dated February 24, 2009 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended June 28, 2008

Notes to Consolidated Financial Statements, page 60

Note. 6 Investments in Unconsolidated Affiliates, page 69

1.   We note from your response to our comment 2 from our letter dated March 9, 2009 and footnote 1 on pages 11, 12, and 13 of Exhibit 99.1 to your Amendment 1 to your 2008 Draft Form 10-K that you reference Pericom Technology, Inc.'s (PTI) 2006 audited financial statements that you filed on April 23, 2007. It appears that you have included this footnote to comply with Rule 3-09 of Regulation S-X that requires including audited financial statements for those periods where either the income or the investment test in S-X 1-02(w) exceeds 20 percents Rule 3-09 of Regulation S-X. As previously requested, please revise your Exhibit 99.1 to include PTI's *audited* financial statements for fiscal 2006 within this amendment, including the audit report for these financial statements.

Form 10-Q for the Quarter Ended December 27, 2008

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

2.   We note from your response to comment 4 from our letter dated March 9, 2009 that your sales decline came on suddenly during the December quarter and that it will take some time to reduce the product flow through your outsourced manufacturing pipeline. Considering these factors, please tell us and revise your future filings to explain how you determined that your inventory at December 27, 2008 was not impaired.

        As appropriate, please amend your 2008 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant